UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

TELMEX INTERNACIONAL, S.A.B. DE C.V.

(Name of Subject Company)

AMÉRICA MÓVIL, S.A.B. de C.V.

(Offeror)

CARLOS SLIM HELÚ

CARLOS SLIM DOMIT

MARCO ANTONIO SLIM DOMIT

PATRICK SLIM DOMIT

MARÍA SOUMAYA SLIM DOMIT

VANESSA PAOLA SLIM DOMIT

JOHANNA MONIQUE SLIM DOMIT

(Ultimate Controlling Persons of Offeror)

(Name of Filing Persons)

Series L Shares, without par value,

American Depositary Shares, each of which represents 20 Series L Shares,

Series A Shares, without par value, and

American Depositary Shares, each of which represents 20 Series A Shares

(Title of Class of Securities)

(Series L Shares)

879690105 (American Depositary Shares)

(Series A Shares)

879690204 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Lago Alberto 366

Colonia Anáhuac

Edificio Telcel I, Segundo Piso

11320 México, D.F., México

Telephone: (5255) 2581-4411

with copies to

Nicolas Grabar, Esq.

Daniel Sternberg, Esq.

Duane McLaughlin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (as amended, this “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2010, and amended on June 1, 2010, by América Móvil, S.A.B. de C.V. (“América Móvil”), and relates to the third party tender offer (the “U.S. Offer”) by América Móvil to acquire any and all of (i) the outstanding Series L Shares, without par value (the “TII L Shares”), of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”) that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended), (ii) the outstanding Series A Shares, without par value (the “TII A Shares” and together with the TII L Shares, the “TII Shares”), of Telmex Internacional that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended), (iii) the outstanding Series L American Depositary Shares of Telmex Internacional, each of which represents 20 TII L Shares (the “TII L ADSs”), from all holders, wherever located, and (iv) the outstanding Series A American Depositary Shares of Telmex Internacional, each of which represents 20 TII A Shares, (the “TII A ADSs” and together with the TII L ADSs, the “TII ADSs”), from all holders, wherever located.

On May 28, 2010, América Móvil filed with the SEC Amendment No. 1 to its Registration Statement on Form F-4 (File No. 333-166721) relating to the U.S. Offer (as amended, the “Registration Statement”). The terms and conditions of the U.S. Offer are set forth in the prospectus, which is a part of the Registration Statement (as amended, the “Prospectus”), and the related ADS Letters of Transmittal and Forms of Acceptance which are filed as exhibits to the Registration Statement.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The Mexican Offer and the U.S. Offer expired at 4:00 p.m., Mexico City time (5:00 p.m., New York City time) on June 10, 2010. Based on a preliminary count by Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa (“Banco Inbursa”) and the exchange agent, The Bank of New York Mellon (“BNY”), 18,833,350 TII A Shares were tendered for exchange, 4,024,851,952 TII L Shares were tendered for exchange, 2,038,069 TII A ADSs were tendered for exchange and 87,368,552 TII L ADSs were tendered for exchange.

In addition, 29,505 TII A ADSs and 1,701,082 TII L ADSs were tendered by notice of guaranteed delivery. Shareholders who tendered their TII A ADSs and TII L ADSs by means of a notice of guaranteed delivery must deliver the related ADSs to the exchange agent by 5:00 p.m., New York City time, on Tuesday, June 15, 2010.

All shares that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the exchange offer and applicable law.

Of the TII A Shares tendered, cash elections were made with respect to 10,887,571 shares and stock elections were made with respect to 7,945,779 shares. Of the TII L Shares tendered, cash elections were made with respect to 1,444,584,919 shares and stock elections were made with respect to 2,580,267,033 shares. Of the TII A ADSs tendered, cash elections were made with respect to 374,416 ADSs and stock elections were made with respect to 1,663,652 ADSs. Of the TII L ADSs tendered, cash elections were made with respect to 41,123,643 ADSs and stock elections were made with respect to 46,244,909 ADSs.

On June 11, 2010, América Móvil issued a press release announcing the preliminary results of the Mexican Offer and the U.S. Offer, a copy of which is attached as Exhibit (a)(5)(ii) hereto and is incorporated by reference.

Item 12.	Exhibits

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(ii) Press release issued on June 11, 2010 (incorporated herein by reference to the filing made by América Móvil on June 11, 2010 pursuant to Rule 425 under the Securities Act of 1933, as amended).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Daniel Hajj Aboumrad
Name: Daniel Hajj Aboumrad
Title: Chief Executive Officer
Date: June 11, 2010

By:	/s/ Carlos García Moreno Elizondo
Name: Carlos García Moreno Elizondo
Title: Chief Financial Officer
Date: June 11, 2010

By:	/s/ Alejandro Cantú Jiménez
Name: Alejandro Cantú Jiménez
Title: General Counsel
Date: June 11, 2010

/s/ Carlos Slim Helú
Name: Carlos Slim Helú
Date: June 11, 2010

/s/ Carlos Slim Domit
Name: Carlos Slim Domit
Date: June 11, 2010

/s/ Marco Antonio Slim Domit
Name: Marco Antonio Slim Domit
Date: June 11, 2010

/s/ Patrick Slim Domit
Name: Patrick Slim Domit
Date: June 11, 2010

/s/ María Soumaya Slim Domit
Name: María Soumaya Slim Domit
Date: June 11, 2010

/s/ Vanessa Paola Slim Domit
Name: Vanessa Paola Slim Domit
Date: June 11, 2010

/s/ Johanna Monique Slim Domit
Name: Johanna Monique Slim Domit
Date: June 11, 2010

EXHIBIT INDEX

(a)(1)(i)	Form of Acceptance for Telmex Internacional Series L Shares (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by América Móvil on May 11, 2010).

(a)(1)(ii)	Form of Acceptance for Telmex Internacional Series A Shares (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by América Móvil on May 11, 2010).

(a)(1)(iii)	ADS Letter of Transmittal (TII L ADSs) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by América Móvil on May 11, 2010).

(a)(1)(iv)	ADS Letter of Transmittal (TII A ADSs) (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form F-4 filed by América Móvil on May 11, 2010).

(a)(1)(v)	Notice of Guaranteed Delivery (TII L ADSs) (incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form F-4 filed by América Móvil on May 11, 2010).

(a)(1)(vi)	Notice of Guaranteed Delivery (TII A ADSs) (incorporated herein by reference to Exhibit 99.6 to the Registration Statement on Form F-4 filed by América Móvil on May 11, 2010).

(a)(1)(vii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (TII L ADSs) (incorporated herein by reference to Exhibit 99.7 to the Registration Statement on Form F-4 filed by América Móvil on May 11, 2010).

(a)(1)(viii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (TII A ADSs) (incorporated herein by reference to Exhibit 99.8 to the Registration Statement on Form F-4 filed by América Móvil on May 11, 2010).

(a)(1)(ix)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (TII L ADSs) (incorporated herein by reference to Exhibit 99.9 to the Registration Statement on Form F-4 filed by América Móvil on May 11, 2010).

(a)(1)(x)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (TII A ADSs) (incorporated herein by reference to Exhibit 99.10 to the Registration Statement on Form F-4 filed by América Móvil on May 11, 2010).

(a)(4)(i)	Prospectus dated May 28, 2010 (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-4 filed by América Móvil on May 28, 2010).

(a)(5)(i)	AMX L Share Deposit Agreement (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form F-4 filed by América Móvil on May 11, 2010).

(a)(5)(ii)	Press release issued on June 11, 2010 (incorporated herein by reference to the filing made by América Móvil on June 11, 2010 pursuant to Rule 425 under the Securities Act of 1933, as amended).

(h)(i)	Opinion of Cleary Gottlieb Steen & Hamilton LLP regarding certain United States federal income tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form F-4 filed by América Móvil on May 11, 2010).

(h)(ii)	Opinion of Bufete Robles Miaja, S.C. regarding the validity of the TII Securities (incorporated herein by reference to Exhibit 5.1 to the Registration Statement on Form F-4 filed by América Móvil on May 11, 2010).

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